Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Nine Months Ended September 30,
	2012	2011
Earnings:	($ in millions)
Income before taxes	$170.5	$352.9
Add (deduct):
Equity in income of non-consolidated affiliates	(2.0)	(8.5)
Dividends received from non-consolidated affiliates	0.6	0.7
Capitalized interest	(5.3)	(0.7)
Fixed charges as described below	37.9	35.9
Total	$201.7	$380.3
Fixed charges:
Interest expensed and capitalized	$23.6	$23.2
Estimated interest factor in rent expense(1)	14.3	12.7
Total	$37.9	$35.9
Ratio of earnings to fixed charges	5.3	10.6

(1)  Amounts represent those portions of rent expense that are reasonable approximations of interest costs.